UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                  Commission File Number 0-26202

                           NOTIFICATION OF LATE FILING

(Check One):  |_| Form 10-K, 10-KSB  |_| Form 20-F  |_| Form 11-K
              |X| Form 10-Q, 10-QSB |_|  Form N-SAR
         For Period Ended:   December 31, 2000
                          ------------------------------------------------------
|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K
         For the Transition Period Ended:---------------------------------------
READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A
                      ---
                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant Global Capital Partners Inc.
                        --------------------------------------------------------
Former name if applicable
     Eastbrokers International Incorporated
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Address of Principal Executive Office (STREET AND NUMBER)
     6000 Fairview Road, Suite 1410
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City, State and Zip Code   Charlotte, North Carolina  28210
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                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)
|X| (a) The reasons described in reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X| (b) The subject annual report, semi-annual report, transition report on Form
    10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant has recently implemented new accounting software for its management information system. Due to technical difficulties in implementing such software, the Registrant has experienced difficulties and delays in completing the financial information required to be disclosed in its Quarterly Report on Form 10-QSB for the quarter ended December 31, 2000. As a result, the Registrant is unable, without unreasonable effort or expense, to file its Form 10-QSB for the quarter ended December 31, 2000 within the prescribed period. The Registrant believes that the Form 10-QSB will be filed on or before the fifth calendar day following the due date.






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

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.
                KEVIN D. MCNEIL                          (704) 643-8220
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                   (Name)                       (Area Code) + (Telephone Number)
         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 |X| Yes  |_| No
         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 |X| Yes  |_| No
         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The Company experienced a decrease in its income from continuing operations from $1,657,000 for the quarterly period ended December 31,
1999 to a loss from continuing operations of $8,466,000 for the quarterly period ended December 31, 2000. This shift is attributable to many factors, both external and internal. The overall business climate for financial services firms has been and is still extremely challenging. Our results are not necessarily atypical of the financial services industry during this period.
In response to these external factors and in an effort to prepare us for potential opportunities created by this environment, we have raised additional capital, combined the operations of our two broker dealers to eliminate redundant functions and their related costs, and moved the clearing functions of our broker dealers to one clearing firm in anticipation of recognizing benefits from economies of scale.


                          Global Capital Partners Inc.
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                  (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  February 15, 2001         By:  /s/   Kevin D. McNeil
       -----------------            --------------------------------------------
                                 Name:  Kevin D. McNeil
                                 Title:    Chief Financial Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.












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